UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of: January 2022 (Report No. 4)

Commission file number: 001- 38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A

Tel Aviv 6971916, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

Attached hereto and incorporated by reference herein is the Notice of Annual General Meeting of Shareholders, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders of SciSparc Ltd. (the “Company”) to be held on Thursday, February 10, 2022 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, no nominal value, of the Company at the close of business on Tuesday, January 11, 2022, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Notice and Proxy Statement for the Annual General Meeting to be held on February 10, 2022.

99.2	Proxy Card for the Annual General Meeting to be held on February 10, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: January 6, 2022	By	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Financial Officer

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